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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                        Resources Pension Shares 5, L.P.
                            (Name of Subject Company)


                        Resources Pension Shares 5, L.P.
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
                             Resources Capital Corp.
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)








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ITEM 1.  SUBJECT COMPANY INFORMATION

         The name of the subject company is Resources Pension Shares 5, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142 and the telephone number of such offices is (617) 234-3000. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of April 1, 2001, there were 5,690,843 Units outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON

         This Statement is being filed by the Partnership and relates to the tender offer of Bighorn Associates II LLC (the "Purchaser"), to purchase up to 1,900,000 Units at a purchase price of $2.80 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated May 25, 2001, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule TO dated May 25, 2001.

         The address of the Purchaser's executive offices is 527 Madison Avenue, New York New York 10022. The address and telephone number of the Partnership's executive offices are as set forth in Item 1 above.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The Purchaser is an affiliate of Presidio Capital Investment Corp. ("Presidio"). Presidio also controls the general partners of the Partnership (collectively the "General Partner").

         Under the terms of the Partnership's partnership agreement, the General Partner is entitled to receive a management fee equal to 1.75% per annum of the average month-end net asset value of the Partnership. For the years ended December 31, 2000, 1999 and 1998, the General Partner earned $437,282, $412,757 and $604,275, respectively, for its management services. In addition, the General Partner is entitled to receive a mortgage servicing fee of 1/4 of 1% per annum of the principal balances loaned. During the years ended December 31, 2000, 1999 and 1998, the General Partner earned $31,030, $31,170 and $47,144, respectively, in mortgage servicing fees.

         Effective February 1, 2000, property management services at the Partnership's Garfinkel and Groton properties are performed


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by Kestrel Management, L.P., an affiliate of AP-PCC III, L.P. As a result of an agreement with Presidio, AP-PCC III, L.P. has the duty to direct the day to day affairs of the Partnership and nominees of AP-PCC III, L.P. serve as the directors and officers of the General Partner. Kestrel earned management fees of $26,687 for the year ended December 31, 2000.

         The General Partner is allocated 1% of the Partnership's net income, loss and cash flow.

         As of April 1, 2001, affiliates of the General Partner owned 1,482,988 Units representing approximately 26% of the total outstanding Units.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer.


ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED

         None.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         During the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities except for 225 Units which were acquired by the Purchaser for $2.70 per Unit effective April 1, 2001.


ITEM 7.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

         None.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         None.











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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a) - Letter to Limited Partners from the Partnership dated
                       May 25, 2001.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 25, 2001


                                  RESOURCES PENSION SHARES 5, L.P.

                                  BY:      Resources Capital Corp.
                                           Administrative General Partner


                                           BY: /s/ Michael L. Ashner
                                              ------------------------------
                                                      Michael L. Ashner
                                                      President and Director
















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